FORM 51-102F3
MATERIAL CHANGE REPORT

ITEM 1:	Name and Address of Reporting Issuer

Crosshair Exploration & Mining Corp. (the “Company” or “Crosshair”)
1240 – 1140 West Pender Street
Vancouver, British Columbia V6E 4G1

ITEM 2:	Date of Material Change

November 10, 2008.

ITEM 3:	News Releases

A news release was issued on November 10, 2008 through Marketwire in Canada and the United States. The news release was also filed on SEDAR and with The Toronto Stock Exchange.

ITEM 4:	Summary of Material Change

The Company announced that the NYSE Alternext US has determined that the Company has returned to compliance with its continued listing standards.

ITEM 5:	Full Description of Material Change

The Company announced that the NYSE Alternext US has determined that the Company has returned to compliance with its continued listing standards. In August 2008, the Company received notice from the American Stock Exchange (“AMEX”), the predecessor to the NYSE Alternext US, indicating a failure to satisfy certain of the AMEX’s continued listing standards under Sections 134 and 1101 of the AMEX Company Guide, which require AMEX-listed issuers, such as the Company, to file a complete Annual Report each year. The Company’s deficiency in its Annual Report related to certain requirements of the United States Sarbanes-Oxley Act of 2002. The Company submitted a plan of compliance (the “Plan”) to the AMEX and on September 5, 2008, the Plan was accepted by AMEX and the Company was granted an extension until November 17, 2008 to file an amendment to its Annual Report. The Company filed the amendment to its Annual Report on October 14, 2008, a full month ahead of the November deadline, and on Friday, November 7, 2008, received written confirmation that the Company has returned to compliance with the NYSE Alternext US continued listing standards.

ITEM 6:	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

ITEM 7:	Omitted Information

None.

ITEM 8:	Executive Officer

Julie Bolden
Vice President Corporate Affairs and Corporate Secretary
(604) 681-8030.

ITEM 9:	Date of Report

November 12, 2008.